SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

FLY LEASING LIMITED

June 10, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/by phone on or before 1:00 PM (New York City time) on June 7, 2021.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 1:00 PM (New York City time) on June 7, 2021.

ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" below or on the reverse side to receive future materials electronically when available.

COMPANY NUMBER	
ACCOUNT NUMBER	

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

061021

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS LISTED

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

FOR AGAINST ABSTAIN

1. To approve amendment of bye-law 73 of the existing bye-laws of the Company by replacing the existing bye-law 73 with the following new bye-law 73 (the "Bye-Law Proposal"): ☐ ☐ ☐

   "73. AMALGAMATIONS OR MERGERS

   73.1. Subject to Bye-law 73.2, the Company shall not engage in any amalgamation or merger unless such amalgamation or merger has been approved by a resolution of the Members including the affirmative votes of at least 66% of all votes attaching to all shares in issue entitling the holder to attend and vote on such resolution.

   73.2. Bye-law 73.1 shall not apply in respect of any amalgamation or merger approved by the Board, and in respect of any amalgamation or merger approved by the Board which the Act requires to be approved by the Members, the necessary general meeting quorums and Members' approval shall be as set out in Bye-laws 27 and 29" the form of which is also attached as Annex A to the accompanying proxy statement.

2. To approve (i) the merger of Carlyle Aviation Elevate Merger Subsidiary Ltd. ("Merger Sub") with and into the Company (the "Merger"), whereby upon the effectiveness of the Merger, the corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger and a wholly-owned, direct subsidiary of Carlyle Aviation Elevate Ltd. ("Parent"); (ii) the agreement and plan of merger, dated as of March 27, 2021, as may be amended from time to time (the "Merger Agreement"), by and among the Company, Parent and Merger Sub, a copy of which is attached as Annex B to the accompanying proxy statement, and the transactions contemplated by the Merger Agreement; (iii) the statutory merger agreement, a form of which is attached as Exhibit C to the Merger Agreement (the "Statutory Merger Agreement"), and the transactions contemplated by the Statutory Merger Agreement; and (iv) the authorization of any of the directors of the Company to execute and deliver documents on his/her behalf and on behalf of the Company in connection with, and to do all things necessary to give effect to, the Merger, the Merger Agreement and the matters contemplated thereby (collectively, the "Merger Proposal"). ☐ ☐ ☐

3. To approve the adjournment of the special meeting as the chairman of the special meeting determines in accordance with the bye-laws of the Company in order for the Company to take such actions as the Board may determine as are necessary or appropriate, including to solicit additional proxies, if there are insufficient votes at the time of the special meeting to approve the Merger Proposal (the "Adjournment Proposal"). ☐ ☐ ☐

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

To change the address on your account or to add the email, please check the box at right. ☐

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

FLY LEASING LIMITED

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

June 10, 2021

NOTICE IS HEREBY given that the Special General Meeting (the "Meeting") of Shareholders of Fly Leasing Limited (the "Company") will be held on June 10, 2021 at 10:00 A.M. (Local Time) at the Company's offices at West Pier Business Campus, Dun Laoghaire, County Dublin A96 N6T7, Ireland, for the following purposes, all of which are more completely set forth in the accompanying materials and also available on the Company's website at www.flyleasing.com:

(Continued and to be signed on the reverse side)

ADD YOUR EMAIL ADDRESS ONLINE

Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today:

For first time users setting up an account, follow the instructions outlined below:

- Go to www.astfinancial.com/login and click on the words "REGISTER – FIRST TIME USERS CLICK HERE" under the Shareholder Central heading button
- Follow the instructions provided to set up your account which will include providing your e-mail address
- Once your account has been set up, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

For existing users updating your account, do the following:

- Go to www.astfinancial.com/login and click on "LOGIN" button under the Shareholder Central heading
- Once you access your account, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

Alternatively you can provide us with your email address in the below section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" to receive future materials electronically when available.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side.